UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release — Robo.ai Inc. Has Regained Compliance with the Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: May 29, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer